EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS

TO FIXED CHARGES

(In thousands)

	2014	2013	2012	2011	2010

Earnings:
Income before income tax provision	385,662	320,921	265,103	273,129	225,476
Plus: fixed charges per below	70,194	80,197	57,274	46,562	43,163
Less: capitalized interest per below	-	-	-	-	-
Plus: current period amortization of interest capitalized in prior periods	49	49	49	39	39

Total earnings	$455,905	$401,167	$322,426	$319,730	$268,678

Fixed charges
Interest expense	$64,674	$73,579	$53,037	$44,520	$40,134
Capitalized interest	-	-	-	-	-
Interest portion of rent expense	5,520	6,618	4,237	2,042	3,029

Total fixed charges	$70,194	$80,197	$57,274	$46,562	$43,163

Ratio of earnings to fixed charges	6.5	5.0	5.6	6.9	6.2